SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                FORM 10-SB

                General Form For Registration of Securities
                      of Small Business Issuers Under
                          Section 12(b) or (g) of
                    the Securities Exchange Act of 1934

                          CENTRAL OIL CORPORATION
     (Exact Name of Small Business Issuer as specified in its charter)


             COLORADO                                     84-0856436

          (State or other                         (IRS Employer File Number)
          jurisdiction of
          incorporation)



                6000 East Evans Ave., Bldg #1
                        SUITE 22, DENVER, CO                  80222
          (Address of principal executive offices)         (zip code)



                             (303) 759-3053
           (Registrant's telephone number, including area code)

     Securities to be Registered Pursuant to Section 12(b) of the Act:

                                   None

     Securities to be Registered Pursuant to Section 12(g) of the Act:

                 Common Stock, $0.0001 per share par value


                    DOCUMENTS INCORPORATED BY REFERENCE
         Documents incorporated by reference are found in Item 15.



ITEM 1.   DESCRIPTION OF BUSINESS.

          (a)  GENERAL DEVELOPMENT OF BUSINESS

     Central Oil Corporation (the "Company" or the "Registrant"), is a Colorado corporation. The principal business address is 6000 East Evans Ave. Bldg.# 1., Suite 22, Denver, Colorado 80222.

     The Company was originally incorporated under the laws of the State of Colorado on September 8, 1981 as an oil exploration and brokerage company. Initially, the Company acted as an agent and broker for oil and gas lease holders. Since 1993, the Company has been in the development stage.

     The present management has been involved with the Company since its inception. In 1997, the Company elected two new Directors, Messrs. Stephan
R. Levy and Mark G. Lawrence. On August 22, 1997, the Company approved a one-for-two thousand forward split of its common stock. As of September 5, 1997, the Company had a total of 10,021,000 common shares issued and outstanding. The Company has not been subject to any bankruptcy, receivership or similar proceeding.

          (b)  NARRATIVE DESCRIPTION OF THE BUSINESS

     GENERAL

     From the Company's inception in 1981 until 1993, the Company acted as an agent and broker for oil and gas lease holders. The Company was originally formed to act as an advisor for persons interested in filing for oil and gas leases in the U.S. Federal Oil Lottery for public lands. During the period when the Lottery was in place, the Company acted as agent for those persons who wanted to become involved in the Lottery and as a broker for those persons who were successful in obtaining leases under the Lottery. The Company's activities diminished as the Lottery declined. Eventually, the Lottery was abolished. The Company ceased acting on behalf of lease holders around 1989. Until 1993, the Company pursued its own lease situations. Since 1993, the Company has had minimal activities and has carried no substantial inventories or accounts receivable. No independent market surveys have ever been conducted to determine demand for the Company's products and services, since the Company did not provide substantial products or services during this period. The Company has carried on no material operations and generated no material revenues since 1993.

     ORGANIZATION

     The Company presently comprises one corporation with no subsidiaries or parent entities and is in the developmental stage.


          (c)  OPERATIONS

     PROPOSED PLAN OF OPERATION

       Since 1993, the Company had been essentially inactive. Beginning in July, 1997, the Company developed a business plan to once again begin operations. To date, all of the Company's focus has been directed towards organizational efforts. The Company believes that oil prices have stabilized and that there is again an opportunity for small, independent companies to be involved in the oil and gas business.

     The Company plans to search for and to acquire oil and gas leases for its own account and for the account of its clients. No leases or clients have been identified at this time. It is also the Company's intention to develop oil and gas lease projects in which the Company can act either as the drilling operator for an investor group or as a broker of leases for a lessor.

     When acting for its own account, the Company will acquire interests in various lease tracts located in areas where the Company plans to explore for oil or gas. At the present time, none of the specific tracts have been identified by the Company. However, the tracts are expected to fit into an overall profile.

     The tracts will be entirely within a specific, defined geographical area, will be exploratory or developmental, at the discretion of the Company, and will be subject to landowners' and overriding royalty interests totaling in the range of 12.5% to 25%, so the Company and its partners can acquire between a 87.5% and 75% net revenue interest and a 100% working interest in the drill site. The specific ownership interests between the Company and its partners will be negotiated on an individual project basis.

     The Company will focus its attention on drilling primarily in the same specific geographical area in which it plans to acquire interests.

     The Company expect to enter into turnkey drilling contracts with an unaffiliated third party for the drilling of any wells. At some later time, the Company may act as the driller of the wells, although there are no plans to do so at the present time. The costs of drilling wells has not been determined at this time. In any case, the Company will make every attempt to see that the well are drilled in such areas with its best estimate of making the best return on investment for the Company and its partners.

     The turnkey drilling contract represents the cost of drilling and completion. If, in the sole opinion of the Company, a well should not be completed because it will not produce sufficient oil or gas to return a profit, then the Company would not anticipate expending the completion funds for such well.

     It is currently anticipated that any wells to be drilled by the Company will be drilled within the geographical area or areas selected by the Company. However, once selected, if subsequent engineering evaluation indicates a more favorable location, the Company reserves the right to move the drill site or sites, as the case may be, to such location or locations, as the case may be. Any substituted well location or drill site would compare favorably with the general character of the site previously selected regarding degree of risk, drilling depth and cost. Furthermore, it is expected, though not necessarily required, that any such substituted well location or drill site will be in the same general area as the site specified herein.

     In addition, the Company would reserve the right to unitize or pool all of the wells in the selected geographical area into a common production pool or unit. In such event, the owners of the wells, which may include non-partnership investors of the Company, will share in the revenue therefrom on a pro-rata basis.

     The Company expects to participate in joint ventures with other entities in the development of some prospects. The Company will have the sole discretion in determining which prospects will be suitable for joint venture participation. In each such joint venture project, any such partnership would receive its pro rata portion of the 100% working interest and would be responsible for its pro rata share of costs and expenses.

     The Company also plans to search for and to identify potential acquisition candidates in the oil and gas business. As of the date of this Registration Statement, the Company has not engaged in any preliminary efforts intended to identify such possible business opportunities and has neither conducted negotiations nor entered into a letter of intent concerning any such business opportunity. At the present time, the search for potential acquisition candidates in the oil and gas business will be secondary to the principal purpose of the Company, which is to develop oil and gas lease projects in which the Company can act either as the drilling operator for an investor group or as a broker of leases for a lessor.

     The Company anticipates that the implementation of its proposed business plan will be complex and extremely risky because of general economic conditions, the inherent risks in the oil and gas industry and shortages of available capital.

     (d)  MARKETS

     The Company's initial marketing plan will be focused completely on developing oil and gas lease projects in which the Company can act either as the drilling operator for an investor group or as a broker of leases for a lessor. No efforts toward this marketing plan have been made as of the date of this Registration Statement.

     (e)  RAW MATERIALS

     The use of raw materials is not now material factor in the Company's operations at the present time.

     (f)  CUSTOMERS AND COMPETITION

     At the present time, the Company is expected to be experience intense competition in the acquisition of oil and gas leases. There are a number of established companies, many of which are larger and better capitalized than the Company and/or have greater personnel resources and technical expertise. In view of the Company's extremely limited financial resources, the Company will be at a significant competitive disadvantage compared to the Company's competitors.

     (g)  BACKLOG

     At August 31, 1997, the Company had no backlogs.

     (h)  EMPLOYEES

     At as of the date hereof, the Company has one employee, its President, Mr. Charles L. Mattis, who presently does not receive any compensation. The Company does not plan to hire employees in the future.

     (I)  PROPRIETARY INFORMATION

      The Company has no proprietary information.

     (j)  GOVERNMENT REGULATION

     The Company is expected to be subject to material governmental regulation and approvals customarily incident to the operation of an oil and gas company. The extent of such regulation cannot be determined at this time, since the properties to be explored have not yet been selected. It will be the policy of the Company to fully comply will all governmental regulation.

     (k)  RESEARCH AND DEVELOPMENT

     The Company has never spent any amount in research and development activities.

     (l)  ENVIRONMENTAL COMPLIANCE

     The Company is expected to be subject to material environmental compliance customarily incident to the operation of an oil and gas company. The extent of such regulation cannot be determined at this time, since the properties to be explored have not yet been selected. It will be the policy of the Company to fully comply will all environmental regulation.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Results of Operations

     The Company has generated no substantial revenues from its operations in recent years and has been a development stage company since 1993. Since the Company has not generated revenues and has not been in a profitable position, it operates with minimal overhead. The Company's primary activity will be to The Company plans to search for and to acquire oil and gas leases for its own account for the foreseeable future will be to search for and to acquire oil and gas leases for its own account and for the account of its clients. No leases or clients have been identified at this time. It is the Company's intention to develop oil and gas lease projects in which the Company can act either as the drilling operator for an investor group or as a broker of leases for a lessor and for the account of its clients. As of the end of the reporting period, the Company has concluded no acquisitions and has spoken with no potential candidates.

Liquidity and Capital Resources

     As of the end of the reporting period, the Company had no material cash or cash equivalents. There was no significant change in working capital during this fiscal year.

     Management feels that the Company has inadequate working capital to pursue any business opportunities other than seeking leases for acquisition and partnership with third parties. The Company will have negligible capital requirements prior to the consummation of any such acquisition. The Company does not intend to pay dividends in the foreseeable future.

ITEM 3.    DESCRIPTION OF PROPERTIES

     As of July 1, 1997, the Company's business office was located at 6000 East Evans Ave., Bldg #1, Suite 22, Denver, Colorado 80222, the office of Mr. Stephan R. Levy, its Secretary-Treasurer, for which it pays no rent. The Company has no other properties.

Item 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following sets forth the number of shares of the Registrant's $0.0001 par value common stock beneficially owned by (I) each person who, as of September 5, 1997, was known by the Company to own beneficially more than five percent (5%) of its common stock; (ii) the individual Directors of the Registrant and (iii) the Officers and Directors of the Registrant as a group. As of September 5, 1997, there were 10,021,000 common shares issued and outstanding.


NAME AND ADDRESS            AMOUNT AND NATURE OF        PERCENT OF
OF BENEFICIAL OWNER         BENEFICIAL OWNERSHIP (1)(2)     CLASS
Charles L. Mattis            8,000,000                      9.83%

Stephan R. Levy                  5,000                       .04%

Mark G. Lawrence                 5,000                       .04%

All Officers and
Directors as a Group         8,010,000                     79.91%
(three persons)

(1)   All  ownership  is  beneficial  and   on   record,  unless  indicated
otherwise.

(2) Beneficial owner listed above has sole voting and investment power with respect to the shares shown, unless otherwise indicated.

ITEM 5.    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

 The Directors and Executive Officers of the Company, their ages and present positions held in the Company are as follows:

NAME                 AGE       POSITION HELD

Charles L. Mattis     63       President and Director

Stephan R. Levy       58       Secretary-Treasurer and Director

Mark G. Lawrence      48       Director


 The Company's Directors will serve in such capacity until the next annual meeting of the Company's shareholders and until their successors have been elected and qualified. The officers serve at the discretion of the Company's Directors. There are no family relationships among the Company's officers and directors, nor are there any arrangements or understandings between any of the directors or officers of the Company or any other person pursuant to which any officer or director was or is to be selected as an officer or director.

 Mr. Mattis should be considered the "parent" or "promoter" of the Company (as such terms are defined under the Securities Act), inasmuch as Mr. Mattis has taken significant initiative in founding and organizing the business of the Company and because of the shareholdings and control positions held by him in the Company.

 CHARLES L. MATTIS. Mr. Mattis has been the President and a Director of the Company since its inception. During the past five years, he has been involved in various investments, including oil and gas, as a private investor. Prior to his involvement with the Company, he was involved with several oil companies. In 1979, he General Manager of Terra Oil
Corporation. In 1980, he worked at Westhoma Oil Company as the Mineral Rights Manager. He also has a history in the banking industry. His last position with a bank was in 1979 with Southeast State Bank. Mr. Mattis has a Bachelor's Degree in Business Administration from Drexel University. He will work full time and expects to devote approximately 40 hours per week to the affairs of the Company.

 STEPHAN R. LEVY. Mr. Levy has been Secretary-Treasurer and a Director of the Company since August, 1997. He has been retired since August, 1990. Prior to that time, he was an officer and director of Tofruzen, Inc., a public company which manufactured and marketed a non-dairy frozen dessert, novelty food products, and promotional items. Mr. Levy has also been an officer and director of several other public companies. He attended the University of Texas and graduated in 1961 from the University of Colorado with a Bachelor of Science in Business. He is a member of the International Monetary Market, which is a division of the Chicago Mercantile Exchange and was appointed by the Governor of Colorado as a member of the Colorado Municipal Bond Supervisory Board. He will devote approximately 10 hours per month to the affairs of the Company.

 MARK G. LAWRENCE. Mr. Lawrence has been a Director of the Company since August, 1997. He has approximately eighteen years of experience in the homebuilding industry. Since 1988, he has served as Executive Vice President and Partner of Vintage Marketing Group, Inc., a Denver real estate company specializing in new home sales and marketing. He currently serves as a Director of Clancy Systems International, a public company involved in the business of supplying automated parking ticket systems to municipalities and universities. Mr. Lawrence graduated from the University of Denver in 1971 and attended the University of the Americas in Mexico City in 1969. He is a licensed real estate broker and has received several professional awards. He is a member of the Home Builders Association, the Sales and Marketing Council of Metropolitan Denver, the National Sales and Marketing Council, the Builder Marketing Society, the National Association of Realtors, and the Institute of Residential Marketing. He will devote approximately 10 hours per month to the affairs of the Company.

 ITEM 6.    EXECUTIVE COMPENSATION

 None of the Company's officers and/or directors receive any compensation for their respective services rendered to the Company, nor have they received such compensation in the past. They all have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Registrant has generated revenues from operations. Any compensation will be dependent upon a combination of factors, including the percentage of time a person devotes to the business of the Registrant, experience, ability of the Registrant to pay, and other items. The Company has no retirement, pension, profit sharing, stock option, insurance or other similar programs.

ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

 The Company's business office have been located at 6000 East Evans Ave., Bldg #1, Suite 22, Denver, Colorado 80222, the office of Mr. Stephan R. Levy, its Secretary-Treasurer, for which it pays no rent. Otherwise, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

ITEM 8.    LEGAL PROCEEDINGS.

 No legal proceedings of a material nature to which the Company is a party were pending during the reporting period, and the Company knows of no legal proceedings of a material nature pending or threatened or judgments entered against any director or officer of the Company in his capacity as such.

ITEM 9.    MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

 (a)  PRINCIPAL MARKET OR MARKETS

          The Company's securities have never been listed for trading on any market and are not quoted at the present time. At the present time, the Company does not know where secondary trading will eventually be conducted. The place of trading, to a large extent, will depend upon the size of the Company's eventual acquisition. To the extent, however, that trading will be conducted in the over-the-counter market in the so-called "pink sheets" or the NASD's "Electronic Bulletin Board," a shareholder may find it more difficult to dispose of or obtain accurate quotations as to price of the Company's securities. In addition, The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure and documentation related to the market for penny stock and for trades in any stock defined as a penny stock.

 (b)  APPROXIMATE NUMBER OF HOLDERS OF COMMON STOCK

 As of the date hereof, a total of 10,021,000 of shares of the Company's Common Stock were outstanding and the number of holders of record of the Company's common stock at that date was approximately seventeen. Three of the Company's shareholders acquired their respective shares in the Company prior to 1990, and two shareholders acquired their shares prior to 1993. The remaining shareholders acquired their shares in September, 1997 for cash at a price of $.50 per share. All of the issued and outstanding shares of the Company's common stock, $0.0001 par value, were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended, in that these were private offerings to individuals who were sophisticated investors and received all pertinent information relative to this investment.

 (c)  DIVIDENDS

 Holders of common stock are entitled to receive such dividends as may be declared by the Company's Board of Directors. No dividends on the common stock were paid by the Company during the periods reported herein nor does the Company anticipate paying dividends in the foreseeable future.

 (d)  THE SECURITIES ENFORCEMENT AND PENNY STOCK REFORM ACT OF 1990

 The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure and documentation related to the market for penny stock and for trades in any stock defined as a penny stock. Unless the Company can acquire substantial assets and trade at over $5.00 per share on the bid, it is more likely than not that the Company's securities, for some period of time, would be defined under that Act as a "penny stock." As a result, those who trade in the Company's securities may be required to provide additional information related to their fitness to trade the Company's shares. These requirements present a substantial burden on any person or brokerage firm who plans to trade the Company's securities and would thereby make it unlikely that any liquid trading market would ever result in the Company's securities while the provisions of this Act might be applicable to those securities.

ITEM 10.   RECENT SALES OF UNREGISTERED SECURITIES.

 The Company has only issued the following common stock in the three year period preceding the date of this Registration Statement. All shares were issued at a price of $.50 per share.
NAME                 NUMBER OF SHARES
Stephan R. Levy                5,000
Mark G. Lawrence               5,000
Wawa C. Jew                    1,000
Tamara Fishman                 1,000
Paul H.Dragul                  1,000
Linda S. Jew                   1,000
Kal Zeppelin                   1,000
Sandra Steinberg               1,000
Judith F. Harayda              1,000
Daniel C. Steinberg            1,000
Michael Brunschwig             1,000
Herbert Cohen                  1,000
Myndel Cohen                   1,000
Total                         21,000

 All of the shares of common stock of the Registrant previously issued have been issued for investment purposes in a "private transaction" and are restricted securities as defined under the Securities Act of 1933, as amended. These shares may not be offered for public sale except if registered or pursuant to an exemption from registration, such as Rule 144. The Company has issued stop transfer orders concerning the transfer of certificates representing all the common stock issued and outstanding.

ITEM 11.   DESCRIPTION OF SECURITIES.

 The Company is authorized to issue 100,000,000 shares of Common Stock, $0.0001 per share par value and 10,000,000 shares of Preferred Stock, to have such par value and other preferences as the Board of Directors may determine from time to time. On August 22, 1997, the Company approved a one-for-two thousand forward split of its common stock. As of September 5, 1997, the Company had a total of 10,021,000 common shares issued and outstanding. As of the same date, no Preferred Stock was issued or outstanding.

COMMON STOCK

 The holders of Common Stock have one vote per share on all matters (including election of Directors) without provision for cumulative voting. Thus, holders of more than 50% of the shares voting for the election of directors can elect all of the directors, if they choose to do so. The Common Stock is not redeemable and has no conversion or preemptive rights.

 The Common Stock currently outstanding is validly issued, fully paid and non-assessable. In the event of liquidation of the Company, the holders of Common Stock will share equally in any balance of the Company's assets available for distribution to them after satisfaction of creditors and the holders of the Company's senior securities, whatever they may be. The Company may pay dividends, in cash or in securities or other property when and as declared by the Board of Directors from funds legally available therefor, but has paid no cash dividends on its Common Stock.

PREFERRED STOCK

 Under the Articles of Incorporation, the Board of Directors has the authority to issue Preferred Stock and to fix and determine its par value, series, relative rights and preferences to the fullest extent permitted by the laws of the State of Colorado and such Articles of Incorporation. As of the date of this Registration Statement, no shares of Preferred Stock are issued or outstanding. The Board of Directors has no plan to issue any Preferred Stock in the foreseeable future.

DIVIDEND POLICY

 The Company has never declared nor paid dividends on its Common Stock and does not intend to do so in the foreseeable future.

ITEM 12.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

 The Company's Articles of Incorporation authorize the Board of Directors, on behalf of the Company and without shareholder action, to exercise all of the Company's powers of indemnification to the maximum extent permitted under the applicable statute. Title 7 of the Colorado Revised Statutes, 1986 Replacement Volume ("CRS"), as amended, permits the Company to indemnify its directors, officers, employees, fiduciaries, and agents as follows:

 Section 7-109-102 of CRS permits a corporation to indemnify such persons for reasonable expenses in defending against liability incurred in any legal proceeding if:

 (a)  The person conducted himself or herself in good faith;

 (b)  The person reasonably believed:

      (1) In the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; and

      (2) In all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and

 (c) In the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful.

A corporation may not indemnify such person under this Section 7-109-102 of
CRS:

 (a) In connection with a proceeding by or in the right of the corporation in which such person was adjudged liable to the corporation; or

 (b) In connection with any other proceeding charging that such person derived an improper benefit, whether or not involving action in an official capacity, in which proceeding such person was adjudged liable on the basis that he or she derived an improper personal benefit.

 Unless limited by the Articles of Incorporation, and there are not such limitations with respect to the Company, Section 7-109-103 of CRS requires that the corporation shall indemnify such a person against reasonable expenses who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because of his status with the corporation.

 Under Section 7-109-104 of CRS, the corporation may pay reasonable fees in advance of final disposition of the proceeding if:

 (a) Such person furnishes to the corporation a written affirmation of the such person's good faith belief that he or she has met the Standard of Conduct described in Section 7-109-102 of CRS;

 (b) Such person furnishes the corporation a written undertaking, executed personally or on person's behalf, to repay the advance if it is ultimately determined that he or she did not meet the Standard of Conduct in Section 7-109-102 of CRS; and

 (c) A determination is made that the facts then known to those making the determination would not preclude indemnification.

 Under Section 7-109-106 of CRS, a corporation may not indemnify such person, including advanced payments, unless authorized in the specific case after a determination has been made that indemnification of such person is permissible in the circumstances because he met the Standard of Conduct under Section 7-109-102 of CRS and such person has made the specific affirmation and undertaking required under the statute. The required determinations are to be made by a majority vote of a quorum of the Board of Directors, utilizing only directors who are not parties to the proceeding. If a quorum cannot be obtained, the determination can be made by a majority vote of a committee of the Board, which consists of at least two directors who are not parties to the proceeding. If neither a quorum of the Board nor a committee of the Board can be established, then the determination can be made either by the Shareholders or by independent legal counsel selected by majority vote of the Board of Directors.

 The corporation is required by Section 7-109-110 of CRS to notify the shareholders in writing of any indemnification of a director with or before notice of the next shareholders' meeting. Under Section 7-109-105 of CRS, such person may apply to any court of competent jurisdiction for a determination that such person is entitled under the statute to be indemnified from reasonable expenses.

 Under Section 7-107(1)(c) of CRS, a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent than the foregoing indemnification provisions, if not inconsistent with public policy, and if provided for in the corporation's bylaw, general or specific action of the Board of Directors, or shareholders, or contract. Section 7-109-108 of CRS permits the corporation to purchase and maintain insurance to pay for any indemnification of reasonable expenses as discussed herein.

 The indemnification discussed herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under the Articles of Incorporation, any Bylaw, agreement, vote of shareholders, or disinterested directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of heirs, executors, and administrators of such a person.

 Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 13.   FINANCIAL STATEMENTS.

      For financial information, please see the financial statements included at Item 15 and hereby incorporated by this reference and made a part hereof.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

 The Company did not have any disagreements on accounting and financial disclosures with its accounting firm during the reporting period.

ITEM 15.   FINANCIAL STATEMENT AND EXHIBITS.

      The following financial information is filed as part of this report:

           (1)  FINANCIAL STATEMENTS

           (2)  SCHEDULES
                The   financial   statements  schedules   listed   in   the
                accompanying index to financial statements are filed as a part of this annual report.

           (3)  EXHIBITS
                The exhibits listed on the accompanying index to financial statements are filed as part of this annual report.

                           SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             CENTRAL OIL CORPORATION






Dated:    9-22-97            By:      ///SIGNED///
                                  Charles L. Mattis
                                  President and Chief Executive Officer



    Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


                             CHIEF FINANCIAL AND ACCOUNTING
                                        OFFICER





Dated: 9-22-97               By:      ///SIGNED///
                                  Stephan R. Levy
                                  Treasurer

                     CENTRAL OIL CORPORATION




                      FINANCIAL STATEMENTS
                            UNAUDITED

                          JUNE 30, 1997

































                    JANET LOSS, C.P.A., P.C.
                   CERTIFIED PUBLIC ACCOUNTANT
                3525 S. TAMARAC DRIVE, SUITE 120
                     DENVER, COLORADO  80237

                     CENTRAL OIL CORPORATION


                          BALANCE SHEET
                            UNAUDITED
                          JUNE 30, 1997


                             ASSETS

TOTAL ASSETS                           $   0


              LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES                    $   0

STOCKHOLDERS' EQUITY:

COMMON STOCK, NO PAR VALUE,
50,000SHARES AUTHORIZED,
5,000 SHARES ISSUED
AND OUTSTANDING                        $6,000

RETAINED (DEFICIT)                    $(6,000)

TOTAL STOCKHOLDERS' EQUITY             $   0















THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                     CENTRAL OIL CORPORATION
                     STATEMENT OF OPERATION
                            UNAUDITED

             FOR THE SIX MONTHS ENDED JUNE 30, 1997

REVENUES:                               $  0

OPERATING EXPENSES:                        0

NET (LOSS)                                 0

NET (LOSS) PER COMMON SHARE              N/A

WEIGHTED AVERAGE COMMON
SHARES OUTSTANDING                     5,000



























THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                     CENTRAL OIL CORPORATION
                STATEMENT OF STOCKHOLDERS' EQUITY
             FOR THE SIX MONTHS ENDED JUNE 30, 1997
                            UNAUDITED


                NUMBER OF    AMOUNT      RETAINED         TOTAL
                SHARES                   (DEFICIT) STOCKHOLDERS'
                                                          EQUITY
BALANCE,
JANUARY 1, 1997    5,000    $6,000       $(6,000)          $   0

NET (LOSS) FOR
THE SIX MONTHS
ENDED JUNE 30,
1997                                            0              0

BALANCE,
JUNE 30, 1997      5,000    $6,000       $(6,000)              0
























THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                     CENTRAL OIL CORPORATION
                    STATEMENTS OF CASH FLOWS
             FOR THE SIX MONTHS ENDED JUNE, 30, 1997
                            UNAUDITED
NET (LOSS)                                 $    0

NET CASH (USED) BY
OPERATING ACTIVITIES                            0

NET CASH PROVIDED BY
FINANCING ACTIVITIES                            0

NET INCREASE IN CASH                            0

CASH, BEGINNING OF THE PERIOD                   0

CASH, END OF THE PERIOD                         0


























THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                     CENTRAL OIL CORPORATION

                  NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- HISTORY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

CENTRAL OIL CORPORATION, A COLORADO CORPORATION, WAS INCORPORATED SEPTEMBER 9, 1981, FOR THE PURPOSE OF GAS EXPLORATION. FROM 1981 UNTIL 1993, THE COMPANY ACTED AS AN AGENT FOR OIL AND GAS LEASE HOLDERS. SINCE 1993, THE COMPANY HAS HAD MINIMAL ACTIVITIES. DURING THIS FISCAL YEAR, THE COMPANY PLANS TO SEARCH FOR AND TO IDENTIFY POTENTIAL OIL AND GAS ACQUISITION CANDIDATES.

THE COMPANY HAS ELECTED A CALENDAR YEAR-END AND RECORDS INCOME AND EXPENSES ON THE ACCRUAL METHOD OF ACCOUNTING.

NOTE II -- RELATED PARTY TRANSACTION.

THE COMPANY MAINTAINS ITS OFFICE IN SPACE PROVIDED BY THE COMPANY'S SECRETARY-TREASURER PURSUANT TO AN ORAL AGREEMENT ON A RENT FREE BASIS.

NOTE III -- SUBSEQUENT EVENTS.

ON AUGUST, 22, 1997, THE COMPANY APPROVED A ONE-FOR TWO THOUSAND FORWARD SPLIT OF ITS COMMON STOCK EFFECTIVE AUGUST 22, 1997. THE TOTAL AUTHORIZED COMMON CAPITAL STOCK OF THE CORPORATION INCREASED FROM 5,000 TO 100,000,000 SHARES AND FROM NO PAR VALUE TO .0001 PAR VALUE EFFECTIVE AUGUST 22, 1997.

AS OF SEPTEMBER 5, 1997, THE COMPANY HAD A TOTAL OF 10,021,000 COMMON SHARES ISSUED AND OUTSTANDING.

ALSO THE COMPANY HAS AUTHORIZED 10,000,000 SHARES OF PREFERRED STOCK, NO PAR VALUE EFFECTIVE AUGUST 22, 1997. CURRENTLY NO SHARES HAVE BEEN ISSUED.

THE  COMPANY  WILL  BE  FILING  A  FORM  10SB WITH SECURITIES AND  EXCHANGE
COMMISSION.

                     CENTRAL OIL CORPORATION




                          AUDIT REPORTS

                   DECEMBER 31, 1996 AND 1995


































                    JANET LOSS, C.P.A., P.C.
                   CERTIFIED PUBLIC ACCOUNTANT
                3525 S. TAMARAC DRIVE, SUITE 120
                     DENVER, COLORADO  80237

                    JANET LOSS, C.P.A., P.C.
                   CERTIFIED PUBLIC ACCOUNTANT
                3525 S. TAMARAC DRIVE, SUITE 120
                     DENVER, COLORADO  80237
                          303-220-0227




BOARD OF DIRECTORS
CENTRAL OIL CORPORATION


I HAVE AUDITED THE ACCOMPANYING BALANCE SHEETS OF CENTRAL OIL CORPORATION AS OF DECEMBER 31, 1996 AND 1995 AND THE RELATED STATEMENTS OF OPERATIONS, STOCKHOLDERS' EQUITY AND CASH FLOW FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. MY RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON MY AUDIT.

I CONDUCTED MY AUDIT IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS. THESE STANDARDS REQUIRE THAT I PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. I BELIEVE THAT MY AUDIT PROVIDES A REASONABLE BASIS FOR MY OPINION.

IN MY OPINION, THE FINANCIAL STATEMENTS REFERRED TO ABOVE PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF CENTRAL OIL CORPORATION AS OF DECEMBER 31, 1996 AND 1995, AND THE RESULTS OF ITS OPERATIONS AND ITS CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 1996 AND 1995.

JANET LOSS, C.P.A., P.C.

SEPTEMBER 9, 1997

                     CENTRAL OIL CORPORATION

                         BALANCE SHEETS

                   DECEMBER 31, 1996 AND 1995


                             ASSETS

                                       1996      1995

TOTAL ASSETS:                         $   0     $   0

              LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES                       0         0

STOCKHOLDERS' EQUITY:

COMMON STOCK, NO PAR VALUE,
50,000 SHARES AUTHORIZED,
5,000 SHARES ISSUED
AND OUTSTANDING                        6,000     6,000

RETAINED (DEFICIT)                    (6,000)   (6,000)

TOTAL STOCKHOLDERS' EQUITY                 0         0

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                  $    0         0














THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.


              CENTRAL OIL CORPORATION
                    STATEMENTS OF OPERATIONS
         FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

                                            1996      1995

REVENUES:                                   $   0    $    0

OPERATING EXPENSES:                             0         0

NET (LOSS)                                 $    0     $   0

NET (LOSS) PER COMMON SHARE                   N/A       N/A

WEIGHTED AVERAGE COMMON
SHARES OUTSTANDING                          5,000     5,000




























THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                     CENTRAL OIL CORPORATION
               STATEMENTS OF STOCKHOLDERS' EQUITY
         FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995



                   NUMBER OF  AMOUNT     RETAINED          TOTAL
                   SHARES                (DEFICIT)     STOCKHOLDERS'
                                                           EQUITY

BALANCE,
JANUARY 1, 1995      $5,000    $6,000       $(6,000)      $  0

NET (LOSS) FOR
YEAR ENDED
DECEMBER 31,
1995                     --        --              0         0

BALANCE,
DECEMBER 31,
1995                  5,000    $6,000       $(6,000)         0

NET (LOSS) FOR
YEAR ENDED
DECEMBER 31,
1996                     --        --              0         0

BALANCE,
DECEMBER 31,
1996                  5,000    $6,000       $(6,000)     $   0














THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                     CENTRAL OIL CORPORATION
                    STATEMENTS OF CASH FLOWS
         FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995


                                            1996      1995
NET (LOSS)                                   $  0     $   0

NET CASH (USED) BY
OPERATING ACTIVITIES                            0         0

NET CASH PROVIDED BY
FINANCING ACTIVITIES                            0         0

NET INCREASE IN CASH                            0         0

CASH, BEGINNING OF THE PERIOD                   0         0

CASH, END OF THE PERIOD                      $  0     $   0
























THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                     CENTRAL OIL CORPORATION

                  NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- HISTORY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

CENTRAL OIL CORPORATION, A COLORADO CORPORATION, WAS INCORPORATED SEPTEMBER 9, 1981, FOR THE PURPOSE OF GAS EXPLORATION. FROM 1981 UNTIL 1993, THE COMPANY ACTED AS AN AGENT FOR OIL AND GAS LEASE HOLDERS. SINCE 1993, THE COMPANY HAS HAD MINIMAL ACTIVITIES. DURING THIS FISCAL YEAR, THE COMPANY PLANS TO SEARCH FOR AND TO IDENTIFY POTENTIAL OIL AND GAS ACQUISITION CANDIDATES.

THE COMPANY HAS ELECTED A CALENDAR YEAR-END AND RECORDS INCOME AND EXPENSES ON THE ACCRUAL METHOD OF ACCOUNTING.

NOTE II -- RELATED PARTY TRANSACTION.

THE COMPANY MAINTAINS ITS OFFICE IN SPACE PROVIDED BY THE COMPANY'S SECRETARY-TREASURER PURSUANT TO AN ORAL AGREEMENT ON A RENT FREE BASIS.

NOTE III -- SUBSEQUENT EVENTS.

ON AUGUST, 22, 1997, THE COMPANY APPROVED A ONE-FOR TWO THOUSAND FORWARD SPLIT OF ITS COMMON STOCK EFFECTIVE AUGUST 22, 1997. THE TOTAL AUTHORIZED COMMON CAPITAL STOCK OF THE CORPORATION INCREASED FROM 5,000 TO 100,000,000 SHARES AND FROM NO PAR VALUE TO .0001 PAR VALUE EFFECTIVE AUGUST 22, 1997.

AS OF SEPTEMBER 5, 1997, THE COMPANY HAD A TOTAL OF 10,021,000 COMMON SHARES ISSUED AND OUTSTANDING.

ALSO THE COMPANY HAS AUTHORIZED 10,000,000 SHARES OF PREFERRED STOCK, NO PAR VALUE EFFECTIVE AUGUST 22, 1997. CURRENTLY NO SHARES HAVE BEEN ISSUED.

THE COMPANY  WILL  BE  FILING  A  FORM  10SB  WITH  SECURITIES AND EXCHANGE
COMMISSION.

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549





                           FORM 10-SB

                            EXHIBITS
                               TO
                     Central Oil Corporation

                        INDEX TO EXHIBITS


  Exhibit                                    Page or
  NUMBER             DESCRIPTION                 CROSS REFERENCE

   3A         Articles of Incorporation

   3B         Articles of Amendment

   3C         Bylaws

                               3A

                    Articles of Incorporation

                    ARTICLES OF INCORPORATION
                               OF
                     CENTRAL OIL CORPORATION

    KNOW ALL MEN BY THESE PRESENTS: That we, the following: Charles Mattis of 9382 West Louisiana Avenue, Lakewood, Colorado 80226 and Geraldine Mattis of 9382 West Louisiana Avenue, Lakewood, Colorado 80226 have associated ourselves together as a corporation under the name and style of Central Oil Corporation, for the purpose of becoming a body corporate under and by virtue of the laws of the State of Colorado, and in accordance with the provisions of the laws of said State, we do hereby make, execute and acknowledge this certificate in writing of our intention so to become a Body corporate under and by virtue of said laws, and we hereby certify as follows:
                            ARTICLE I
    The name of the corporation shall be:
                     Central Oil Corporation
                           ARTICLE II
    The corporation shall have Perpetual Existence.
                           ARTICLE III
    The nature of the business of the corporation and the objects and purposes to be transacted, promoted and carried on are primarily to operate as a filing service for the Bureau of Land Management Lotteries; for negotiation of leases on behalf of owners and for the purchase and sale of leases; and for the further purpose of transacting all lawful business for which corporations which may be incorporated pursuant to the provisions of the Colorado Corporation Code, as it now exists and, as it may be amended subsequent to the date of these Articles of Incorporation.
                           ARTICLE IV
    The total authorized capital stock of the said corporation shall be Fifty Thousand (50,000) shares of stock, of no par value, and all of said stock shall be fully paid and non-assessable.
                            ARTICLE V
    The affairs and management of said corporation are to be under the control and management of a Board of Directors of not less than three or more than seven, such number to be fixed from time to time by the By-Laws, and
    Charles Mattis, 9382 West Louisiana Avenue, Lakewood,
    Colorado, 80226

    Geraldine Mattis, 9382 West Louisiana Avenue, Lakewood,
    Colorado, 80226

    Melvin G. Lines, Jr., 9382 West Louisiana Avenue,
    Lakewood, Colorado, 80226

are hereby selected to act as said Directors and to manage the affairs and concerns of said corporation during the first year of its corporate existence or until their successors are duly elected and qualified.

                           ARTICLE VI
    In furtherance and not in limitation of the powers hereinbefore conferred or conferred by the statutes or by the By-Laws of this corporation, the Board of Directors shall have the following powers by majority vote:
    (a) to make, alter, amend, or repeal By-Laws for the corporation but any By-Laws so made may be altered, amended or repealed by the stockholders at any annual or special meeting.
    (b) to authorize and direct the issuance of capital stock of this corporation as fully paid and non-assessable for money, for property or for services, and their opinion as to value and reasonableness of such consideration as may be received therefor shall be conclusive and binding upon all the stockholders of this corporation of record at the time of such transaction and all persons thereafter becoming such stockholders.

                           ARTICLE VII
    The address of the initial registered office of the corporation is 1045 Lincoln Street, Suite 100, Denver, Colorado 80203, and the name of the initial registered agent is Geraldine Mattis.
    The original stock books and ledgers and other books and records required by the statutes of Colorado to be kept for inspection by stockholders or creditors, shall be kept at the registered office of the corporation at Denver, Colorado.
    The business of this corporation may be carried on is such other places within or without the State of Colorado as the Board of Directors shall have the power to change the registered office of the corporation and the agent in charge thereof. The corporation may have such officers, offices and place of business both within and without the State of Colorado as may be determined by the Board of Directors.
                          ARTICLE VIII
    Every officer, every director and every stockholder shall be free to deal with the corporation in any manner whatsoever, and shall devote as much or as little time as may be necessary to discharge adequately his or her obligations to the corporation. The activities of any officer, director or stockholder shall not be held to be a conflict of interest in any situation involving dealing with the same or similar purposes of those of the corporation, and no officer, director or stockholder shall have any obligation to offer any business opportunity to the corporation before availing him or herself of said business opportunity.
                           ARTICLE IX
    Except as hereinabove expressly remitted, the right is reserved to amend this Certificate of Incorporation or any Articles herein in any manner now or hereafter permitted or provided by the corporation laws of the State of Colorado, and the rights of all stockholders are expressly made subject to such power of amendment.

                                   ///SIGNED///
                                  Charles Mattis

                                   ///SIGNED///
                                  Geraldine Mattis

STATE OF COLORADO            )
                             ) SS.
CITY AND COUNTRY OF DENVER   )

    Subscribed and sworn to before me this 8th day of September, 1981, by Charles Mattis and Geraldine Mattis.

    Witness my hand and official seal.

    My commission expires August 24, 1985.

                                   ///SIGNED///
                                  Barbara Bray
                                  Notary Public
                                  810-1st National Bank
                                  Denver, CO 80293

                               3B

                      Articles of Amendment

                      ARTICLES OF AMENDMENT

                TO THE ARTICLES OF INCORPORATION

                               OF

                     CENTRAL OIL CORPORATION


    Pursuant  to Section  7-106-102  the  Colorado  Corporation  Code,  the

undersigned Corporation  hereby  adopts the following Articles of Amendment to its Articles of Incorporation:



    FIRST:    The name of the Corporation is CENTRAL OIL CORPORATION


    SECOND:   The following amendments were adopted:


    BE IT RESOLVED, that ARTICLE IV is deleted in its entirety and replaced with the following Article:


                           ARTICLE IV

    The total authorized capital stock  of the corporation shall consist of

One Hundred Million (100,000,000) shares  of  one  class of common stock of the  par  value  of  One  Tenth of a Mill ($.0001) each;  and  Ten  Million

(10,000,000) shares of preferred  stock,  to  have such par value, classes,

series and preferences as the Board of Directors may determine from time to time.


     Any  and  all  shares  issued by the corporation  will  be  issued  in registered form, as may be directed  by the Board of Directors from time to time, and the fixed consideration for  which  has  been  paid and delivered shall  be  deemed  fully  paid  and  not  liable  for any further  call  or assessment thereon, and the holders of such stock shall  not  be liable for any further assessments.

      The holders of the capital stock of this corporation shall  not  have the preemptive  right  to  acquire  additional  unissued shares or treasury shares of the capital stock of this corporation,  or securities convertible into  shares  of  capital  stock or carrying capital purchase  warrants  or privileges.


    BE IT FURTHER RESOLVED,  that  the  word  "seven"  in the third line of

ARTICLE  V  be  replaced  by the word "twelve", and the following  language

added at the end of ARTICLE V:                        Cumulative  voting of

shares  of  stock of the corporation shall not be allowed or authorized  in the election of the Board of Directors of the corporation.


    BE IT FURTHER RESOLVED, that the following language is added at the end of ARTICLE VIII:


    A director  of  the  corporation  shall not be personally liable to the corporation or to its shareholders for damages for breach of fiduciary duty as  a  director  of  the corporation or to  its  shareholders  for  damages otherwise existing for  (I) any breach of the director's duty of loyalty to the corporation or to its  shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) acts specified in  Section  7-108-403  of  the Colorado Business

Corporation Act; or (iv) any transaction from which the  director  directly or  indirectly  derived  any  improper  personal  benefit.  If the Colorado

Business Corporation Act is hereafter amended to eliminate or limit further the  liability  of  a  director, then, in  addition to the elimination  and limitation of liability  provided  by  the foregoing, the liability of each director shall be eliminated or limited  to  the  fullest  extent permitted under  the  provisions  of  the  Colorado  Business Corporation Act  as  so

amended.  Any  repeal  or modification of the indemnification  provided  in these Articles shall not  adversely  affect  any  right  or protection of a director of the corporation under these Articles, as in effect  immediately prior to such repeal or modification, with respect to any liability that would have accrued, but for this limitation of liability, prior to such repeal or modification.


    The corporation  shall  indemnify,  to  the fullest extent permitted by applicable law in effect from time to time, any  person, and the estate and personal  representative  of  any such person, against  all  liability  and expense (including, but not limited to, attorneys' fees) incurred by reason of the fact that he is or was a  director or officer of the corporation, he is or was serving at the request of the corporation as a director, officer,

partner, trustee, employee, fiduciary,  or  agent  of,  or  in  any similar

managerial   or   fiduciary   position  of,  another  domestic  or  foreign

corporation or other individual  or  entity or of an employee benefit plan.

The corporation shall also indemnify any  person  who  is  serving  or  has served the corporation as director, officer, employee, fiduciary, or agent,

and  that person's estate and personal representative, to the extent and in the manner  provided  in  any  bylaw,  resolution  of  the  shareholders or directors,  contract,  or otherwise, so long as such provision  is  legally permissible.


    BE IT FURTHER RESOLVED,  that ARTICLE IX is deleted in its entirety and replaced with the following Article:


                           ARTICLE IX


    To  the fullest extent now  or  hereafter  permitted  by  the  Colorado

Business  Corporation  Act,  the  vote  of  a  majority  of  the issued and outstanding shares of the corporation entitled to vote on such matter shall be sufficient to approve any matter to come before the shareholders  of the corporation, including, but not limited to, the right from time to time, to amend,  alter  or  repeal,  or  add  any  provisions  to, the corporation's

Articles of Incorporation.

    A quorum of Shareholders for any matter to come before  any  meeting of

Shareholders  of  the corporation shall consist of one-third of the  issued and outstanding shares entitled to vote on the matter.


    THIRD: This amendment  was  duly  adopted  by  the  Shareholders of the corporation as of August 22, 1997, as permitted under the Colorado Business

Corporation Act in the manner prescribed by the Colorado  Revised  Statutes

Section 7-106-102.


    Dated this 22nd day of August, 1997.



                                   CENTRAL OIL CORPORATION




                                  By: ///SIGNED///

                                       Charles L. Mattis

                                       President

                               3C



                             Bylaws

                          BYLAWS



                          OF



                         CENTRAL OIL CORPORATION



                           ARTICLE I

                             OFFICES


    The  principal office of the Corporation shall be located at 6000  East

Evans Ave., Bldg #1, Suite 22, Denver, Colorado 80222.  The Corporation may

have other  offices  at such places within or without the State of Colorado as the Board of Directors may from time to time establish.


                           ARTICLE II

                   REGISTERED OFFICE AND AGENT


    The registered office  of  the Corporation in Colorado shall be located at 6000 East Evans Ave., Bldg #1, Suite 22, Denver, Colorado 80222, and the

registered agent shall be Charles L. Mattis. The Board of Directors may, by appropriate resolution from time  to  time,  change  the  registered office and/or agent.


                          ARTICLE III

                    MEETINGS OF STOCKHOLDERS


    SECTION  1.   ANNUAL MEETINGS.  The annual meeting of the  Stockholders

for  the  election  of  Directors  and  for  the  transaction of such other business as may properly come before such meeting shall  be  held  at  such time  and  date as the Board of Directors shall designate from time to time by resolution duly adopted.

    SECTION   2.   SPECIAL MEETINGS.  A special meeting of the Stockholders

may be called at  any  time by the President or the Board of Directors, and shall be called by the President  upon  the written request of Stockholders of record holding in the aggregate twenty  per  cent  (20%)  or more of the outstanding  shares  of  stock  of  the Corporation entitled to vote,  such written request to state the purpose  or  purposes of the meeting and to be delivered to the President.


    SECTION   3.    PLACE OF MEETINGS.  All meetings  of  the  Stockholders

shall be held at the  principal  office of the Corporation or at such other place, within or without the State of Colorado, as shall be determined from time  to  time  by  the  Board of Directors  or  the  Stockholders  of  the

Corporation.


    SECTION  4.   CHANGE IN  TIME OR PLACE OF MEETINGS.  The time and place

specified in this Article III  for  annual  meetings  shall  not be changed within thirty (30) days next before the day on which such meeting  is to be

held.   A  notice of any such change shall be given to each Stockholder  at least twenty (20) days before the meeting, in person or by letter mailed to his last known post office address.


    SECTION   5.    NOTICE OF MEETINGS.  Written notice, stating the place,

day and hour of the meeting,  and  in  the  case  of a special meeting, the purposes for which the meeting is called, shall be  given  by  or under the direction of the President or Secretary at least ten (10) days but not more than fifty (50) days before the date fixed for such meeting; except that if the number of the authorized shares of the Corporation are to be increased,

at least thirty (30) days' notice shall be given. Notice shall be  given to each  Stockholder entitled to vote at such meeting, of record at the  close of business on the day fixed by the Board of Directors as a record date for the determination of the Stockholders
entitled  to  vote  at  such meeting, or if no such date has been fixed, of record at the close of business  on the day next preceding the day on which notice is given.  Notice shall be in writing and shall be delivered to each

Stockholder  in  person or sent by United  States  Mail,  postage  prepaid,

addressed as set forth  on  the books of the Corporation.  A waiver of such notice, in writing, signed by  the  person  or  persons  entitled  to  said notice,  whether  before  or after the time stated therein, shall be deemed equivalent to such notice.  Except as otherwise required by statute, notice of any adjourned meeting of the Stockholders shall not be required.


    SECTION  6.   QUORUM.   Except as may otherwise be required by statute,

the presence at any meeting,  in  person  or  by  proxy,  of the holders of record of a majority of the shares then issued and outstanding and entitled to  vote shall be necessary and sufficient to constitute a quorum  for  the

transaction  of  business.   In  the  absence  of  a  quorum, a majority in

interest  of the Stockholders entitled to vote, present  in  person  or  by proxy, or,  if  no  Stockholder entitled to vote is present in person or by proxy, any Officer entitled to preside or act as secretary of such meeting,

may adjourn the meeting  from time to time for a period not exceeding sixty

(60) days in any one case.  At any such adjourned meeting at which a quorum may be present, any business  may  be  transacted  which  might  have  been transacted  at  the meeting as originally called.  The Stockholders present at a duly organized  meeting may continue to do business until adjournment,

notwithstanding the withdrawal  of enough Stockholders to leave less than a quorum.


    SECTION  7.   VOTING.  Except  as  may otherwise be provided by statute

or these Bylaws, including the provisions  of  Section  4  of  Article VIII hereof,  each  Stockholder  shall  at every meeting of the Stockholders  be entitled to one (1) vote, in person  or  by  proxy,  for  each share of the voting capital stock held by such

Stockholder.  However, no proxy shall be voted on after eleven  (11) months from  its  date,  unless  the  proxy  provides for a longer period. At  all meetings  of  the Stockholders, except as  may  otherwise  be  required  by statute, the Articles  of  Incorporation  of  this  Corporation,  or  these

Bylaws, if a quorum is present, the affirmative vote of the majority of the shares  represented  at  the  meeting  and  entitled to vote on the subject matter shall be the act of the Stockholders.


    Persons holding stock in a fiduciary capacity shall be entitled to vote the shares so held, and persons whose stock is pledged shall be entitled to vote, unless in the transfer by the pledgor on the books of the Corporation he shall have expressly empowered the pledgee  to  vote  thereon,  in which case  only  the  pledgee  or  his  proxy  may represent said stock and vote thereon.


    Shares  of  the  capital  stock  of the Corporation  belonging  to  the

Corporation shall not be voted directly or indirectly.


    SECTION  8.   CONSENT OF STOCKHOLDERS  IN LIEU OF MEETING. Whenever the

vote of Stockholders at a meeting thereof is  required  or  permitted to be taken in connection with any corporate action, by any provision of statute,

these  Bylaws,  or the Articles of Incorporation, the meeting and  vote  of

Stockholders may  be  dispensed with if all the Stockholders who would have been entitled to vote upon  the  action  if  such  meeting  were held shall consent in writing to such corporate action being taken.


    SECTION  9.   TELEPHONIC MEETING.  Any meeting held under  this Article

III  may  be  held by telephone, in accordance with the provisions  of  the

Colorado Business Corporation Act.

    SECTION 10.    LIST  OF STOCKHOLDERS ENTITLED TO VOTE.  The Officer who

has charge of the stock ledger  of  the Corporation shall prepare and make,

at least ten (10) days before every annual  meeting, a complete list of the

Stockholders  entitled to vote at such meeting,  arranged  in  alphabetical order and showing  the address of each Stockholder and the number of shares registered in the name of each Stockholder.  Such list shall be open to the examination of any Stockholder during ordinary business hours, for a period of at least ten (10)  days  prior to election, either at a place within the city, town or village where the  election  is to be held, which place shall be specified in the notice of the meeting, or,  if not so specified, at the place where said meeting is to be held.  The list  shall  be  produced  and kept at the time and place of election during the whole time thereof and be subject to the inspection of any Stockholder who may be present.


                           ARTICLE IV

                       BOARD OF DIRECTORS


    SECTION   1.    GENERAL  POWERS.   The  business  and  affairs  of  the

Corporation shall be managed by the Board of Directors, except as otherwise provided  by  statute, the Articles of Incorporation of the Corporation, or

these Bylaws.


    SECTION 2.     NUMBER AND QUALIFICATIONS.  The Board of Directors shall

consist of at least  three (3) members, and not more than five (5) members,

as shall be designated  by the Board of Directors from time to time, and in the absence of such designation,  the  Board  of Directors shall consist of three  (3)  members.  This  number  may be changed from  time  to  time  by

resolution of the Board of Directors.   However,  no such change shall have

the  effect of reducing the number of members below  three  (3).  Directors need not be residents of the State of

Colorado  or  Stockholders  of the Corporation.  Directors shall be natural persons of the age of eighteen (18) years or older.


    SECTION  3.   ELECTION AND  TERM  OF  OFFICE.   Members  of the initial

Board  of  Directors of the Corporation shall hold office until  the  first

annual  meeting   of   Stockholders.    At  the  first  annual  meeting  of

Stockholders, and at each annual meeting thereafter, the Stockholders shall elect Directors to hold office until the  next  succeeding  annual meeting.

Each  Director  shall  hold office until his successor is duly elected  and

qualified, unless sooner  displaced.   Election of Directors need not be by

ballot.


    SECTION  4.   COMPENSATION.  The Board  of  Directors  may  provide  by

resolution  that  the Corporation shall allow a fixed sum and reimbursement of expenses for attendance  at  meetings  of the Board of Directors and for

other services rendered on behalf of the Corporation.   Any Director of the

Corporation  may  also  serve  the  Corporation in any other capacity,  and receive compensation therefor in any form, as the same may be determined by the Board in accordance with these Bylaws.


    SECTION  5.   REMOVALS AND RESIGNATIONS.   Except  as  may otherwise be

provided  by  statute, the Stockholders may, at any special meeting  called for the purpose,  by  a  vote  of the holders of the majority of the shares then  entitled to vote at an election  of  Directors,  remove  any  or  all

Directors from office, with or without cause.


    A Director may resign at any time by giving written notice to the Board of Directors,  the  President  or  the  Secretary  of the Corporation.  The

resignation shall take effect immediately upon the receipt of the notice, or at any later period of time specified therein.  The acceptance of such resignation shall not be necessary to make it effective, unless the resignation  requires  acceptance  for  it  to  be effective.


    SECTION   6.    VACANCIES.   Any  vacancy  occurring in the office of a

Director, whether by reason of an increase in the  number  of directorships or otherwise, may be filled by a majority of the Directors then  in office,

though  less than a quorum.  A Director elected to fill a vacancy shall  be elected for  the unexpired term of his predecessor in office, unless sooner displaced.


    When one or more Directors resign from the Board, effective at a future date, a majority  of the Directors then in office, including those who have so resigned, shall  have  power to fill such vacancy or vacancies, the vote thereon to take effect when  such  resignation or resignations shall become effective.  Each Director so chosen shall hold office as herein provided in the filling of other vacancies.


    SECTION  7.   EXECUTIVE COMMITTEE.  By resolution adopted by a majority

of the Board of Directors, the Board  may designate one or more committees,

including  an Executive Committee, each  consisting  of  one  (1)  or  more

Directors.   The Board of Directors may designate one (1) or more Directors as alternate members  of  any such committee, who may replace any absent or disqualified member at any  meeting of such committee.  Any such committee,

to the extent provided in the  resolution  and  except  as may otherwise be provided by statute, shall have and may exercise the powers of the Board of

Directors in the management of the business and affairs of  the Corporation and may authorize the seal of the Corporation to be affixed to  all  papers

which  may  require  the  same.   The designation of such committee and the

delegation thereto of authority shall  not  operate to relieve the Board of

Directors, or any member thereof, of any responsibility imposed upon it or him by law. If there be more than two (2) members on such committee,  a  majority  of any such committee may determine its action and may fix the time and place  of  its  meetings, unless provided otherwise by the Board.  If there be only two (2) members,  unanimity of action shall be required.  Committee action may be by way of a written  consent  signed  by all  committee members.  The Board shall have the power at any time to fill vacancies on committees, to discharge or abolish any such committee, and to change the size of any such committee.


    Except  as  otherwise  prescribed  by  the  Board  of  Directors,  each committee  may  adopt such rules and regulations governing its proceedings,

quorum, and manner of acting as it shall deem proper and desirable.


    Each such committee  shall  keep  a  written  record  of  its  acts and proceedings  and  shall  submit  such  record  to  the  Board of Directors.

Failure  to  submit  such  record, or failure of the Board to  approve  any action indicated therein will  not,  however, invalidate such action to the extent it has been carried out by the  Corporation  prior  to  the time the record of such action was, or should have been, submitted to the  Board  of

Directors as herein provided.


                            ARTICLE V

                 MEETINGS OF BOARD OF DIRECTORS


    SECTION   1.   ANNUAL MEETINGS.  The Board of Directors shall meet each

year immediately  after  the  annual  meeting  of  the Stockholders for the purpose  of  organization, election of Officers, and consideration  of  any other business  that may properly be brought before the meeting.  No notice of any kind to either old or new members of the Board of Directors for such annual meeting shall be necessary.

    SECTION 2.     REGULAR  MEETINGS.   The Board of Directors from time to

time may provide by resolution for the holding  of regular meetings and fix the time and place of such meetings.  Regular meetings  may  be held within

or  without  the  State  of  Colorado.   The Board need not give notice  of

regular  meetings  provided that the Board promptly  sends  notice  of  any change in the time or  place  of such meetings to each Director not present at the meeting at which such change was made.


    SECTION  3.   SPECIAL MEETINGS.  The Board may hold special meetings of

the Board of Directors at any place,  either within or without the State of

Colorado,  at  any  time  when called by the  President,  or  two  or  more

Directors.  Notice of the time  and  place  thereof  shall  be given to and

received  by each Director at least three (3) days before the  meeting.   A

waiver of such  notice in writing, signed by the person or persons entitled to said notice, either  before  or  after the time stated therein, shall be deemed equivalent to such notice.  Notice  of any adjourned special meeting of the Board of Directors need not given.


    SECTION  4.   QUORUM.  The presence, at  any  meeting, of a majority of

the  total  number  of  Directors  shall  be  necessary and  sufficient  to

constitute a quorum for the transaction of business.   Except  as otherwise

required  by statute, the act of a majority of the Directors present  at  a meeting at  which  a  quorum  is  present  shall be the act of the Board of

Directors;  however,  if only one (1) Director  is  present,  unanimity  of

action shall be required.   In  the  absence of a quorum, a majority of the

Directors present at the time and place  of  any  meeting  may adjourn such meeting from time to time until a quorum is present.


    SECTION  5.   CONSENT OF DIRECTORS IN LIEU OF MEETING. Unless otherwise

restricted by statute, the Board may take any action required or permitted to be taken at any meeting of the Board of Directors without a meeting, if a written consent thereto is signed by all members of the  Board,  and  such  written  consent  is  filed  with  the  minutes  of proceedings of the Board.


    SECTION   6.   TELEPHONIC MEETING.  Any meeting held under this Article

V may be held by  telephone,  in  accordance  with  the  provisions  of the

Colorado Business Corporation Act.


    SECTION   7.   ATTENDANCE CONSTITUTES WAIVER.  Attendance of a Director

at a meeting constitutes  a  waiver of any notice to which the Director may otherwise have been entitled, except where a Director attends a meeting for the express purpose of objecting  the  transaction  of any business because the meeting is not lawfully called or convened.


                           ARTICLE VI

                            OFFICERS


    SECTION  1.   NUMBER.  The Corporation shall have  a  President, one or

more Vice Presidents as the Board may from time to time elect,  a Secretary and  a  Treasurer,  and  such  other  Officers  and Agents as may be deemed

necessary.   One  person  may hold any two offices except  the  offices  of

President and Secretary.


    SECTION  2.   ELECTION,  TERM  OF OFFICE AND QUALIFICATIONS.  The Board

shall choose the Officers specifically  designated  in  Section  1  of this

Article  VI  at  the  annual  meeting  of  the  Board of Directors and such

Officers shall hold office until their successors are chosen and qualified,

unless   sooner  displaced.   Officers  need  not  be  Directors   of   the

Corporation.

    SECTION   3.   SUBORDINATE OFFICERS.  The Board of Directors, from time

to time, may appoint  other  Officers  and  Agents,  including  one or more

Assistant  Secretaries and one or more Assistant Treasurers, each  of  whom shall hold office  for  such  period,  and  each  of  whom  shall have such authority and perform such duties as are provided in these Bylaws or as the

Board of Directors from time to time may determine.  The Board of Directors may  delegate  to  any  Officer  the  power to appoint any such subordinate

Officers  and  Agents  and to prescribe their  respective  authorities  and duties.


    SECTION  4.   REMOVALS  AND  RESIGNATIONS.  The Board of Directors may,

by  vote  of a majority of their entire  number,  remove  from  office  any

Officer or Agent of the Corporation, appointed by the Board of Directors.


    Any Officer  may  resign  at  any  time by giving written notice to the

Board of Directors.  The resignation shall take effect immediately upon the receipt of the notice, or any later period  of time specified therein.  The acceptance of such resignation shall not be necessary to make it effective,

unless the resignation requires acceptance for it to be effective.


    SECTION   5.    VACANCIES.  Whenever any vacancy  shall  occur  in  any

office by death, resignation, removal, or otherwise, it shall be filled for the unexpired portion  of the term in the manner prescribed by these Bylaws for the regular election  or  appointment to such office, at any meeting of

Directors.


    SECTION   6.    THE  PRESIDENT.   The  President  shall  be  the  chief

executive officer of the Corporation  and,  subject  to  the  direction and under the supervision of the Board of Directors, shall have general  charge of  the  business,  affairs and property of the Corporation, and shall have

control over its Officers,  Agents  and  Employees.   The  President  shall

preside at all meetings of the

Stockholders  and  of  the  Board of Directors at which he is present.  The

President shall do and perform  such  other  duties  and  may exercise such other powers as these Bylaws or the Board of Directors from  time  to  time may assign to him.


    SECTION   7.    THE VICE PRESIDENT.  At the request of the President or

in the event of his absence  or  disability, the Vice President, or in case there shall be more than one Vice  President, the Vice President designated by the President, or in the absence of such designation, the Vice President designated by the Board of Directors,  shall  perform all the duties of the

President, and when so acting, shall have all the powers of, and be subject to  all  the restrictions upon, the President.  Any  Vice  President  shall perform such  other duties and may exercise such her powers as from time to time these Bylaws  or  by the Board of Directors or the President be assign to him.


    SECTION  8.   THE SECRETARY.  The Secretary shall:


    a.   record all the  proceedings of the meetings of the Corporation and

         Directors in a book to be kept for that purpose;


    b.   have charge of the  stock  ledger  (which may, however, be kept by any  transfer  agent  or  agents  of  the  Corporation  under  the direction of the Secretary), an original  or  duplicate  of  which shall be kept at the principal office or place of business of  the

         Corporation in the State of Colorado;


    c.   see that all notices are duly and properly given;

    d.   be  custodian  of  the records of the Corporation and the Board of

         Directors, and the and  of  the  seal  of the Corporation, and see that the seal is affixed to all stock certificates  prior to their issuance  and  to  all  documents  for  which the Corporation  has authorized execution on its behalf under its seal;


    e.   see that all books, reports, statements,  certificates,  and other documents  and  records  required  by law to be kept or filed  are properly kept or filed;


    f.   in general, perform all duties and have all powers incident to the office of Secretary, and perform such  other  duties and have such other  powers  as  these  Bylaws,  the Board of Directors  or  the

         President from time to time may assign to him; and


    g.   prepare and make, at least ten (10)  days before every election of

         Directors, a complete list of the Stockholders entitled to vote at said election, arranged in alphabetical order.


    SECTION  9.   THE TREASURER.  The Treasurer shall:


    a.   have  supervision  over  the  funds,  securities,   receipts   and

         disbursements of the Corporation;

    b.   cause  all moneys and other valuable effects of the Corporation to be deposited  in  its name and to its credit, in such depositories as the Board of Directors or, pursuant to authority conferred by the Board of Directors, its designee shall select;

    c.   cause the funds of  the  Corporation  to be disbursed by checks or drafts upon the authorized depositaries  of  the Corporation, when such disbursements shall have been duly authorized;

    d.   cause proper vouchers for all moneys disbursed  to  be  taken  and preserved;

    e.   cause   correct   books  of  accounts  of  all  its  business  and

         transactions  to  be   kept   at   the  principal  office  of  the

         Corporation;

    f.   render an account of the financial condition  of  the  Corporation and of his transactions as Treasurer to the President or the Board of Directors, whenever requested;

    g.   be  empowered  to  require  from  the  Officers  or  Agents of the

         Corporation  reports or statements giving such information  as  he may desire with  respect  to any and all financial transactions of the Corporation; and

    h.   in general, perform all duties and have all powers incident to the office of Treasurer and perform  such  other  duties and have such other powers as from time to time may be assigned  to him by these

         Bylaws or by the Board of Directors or the President.

    SECTION 10.   SALARIES.  The Board of Directors shall from time to time

fix  the  salaries  of  the  Officers  of  the  Corporation.  The Board  of

Directors may delegate to any person the power to fix the salaries or other compensation of any Officers or Agents appointed,  in  accordance  with the provisions  of Section 3 of this Article VI.  No Officer shall be prevented from receiving such salary by reason of the fact that he is also a Director

of the Corporation.   Nothing contained in this Bylaw shall be construed so

as to obligate the Corporation to pay any Officer a salary, which is within the sole discretion of the Board of Directors.


    SECTION  11.    SURETY  BOND.   The  Board  of  Directors  may  in  its

discretion secure the  fidelity  of  any  or  all  of  the  Officers of the

Corporation by bond or otherwise.


                           ARTICLE VII

                    EXECUTION OF INSTRUMENTS


    Section  1.   CHECKS, DRAFTS, ETC.  The President and the  Secretary or

Treasurer  shall  sign all checks, drafts, notes, bonds, bills of  exchange and orders for the payment of money of the Corporation, and all assignments

or  endorsements  of   stock   certificates,   registered  bonds  or  other

securities,  owned  by the Corporation, unless otherwise  directed  by  the

Board of Directors, or  unless  otherwise  required  by  law.  The Board of

Directors  may,  however,  authorize  any  Officer  to  sign  any  of  such instruments  for  and  on  behalf  of the Corporation without necessity  of

countersignature,  and  may  designate   Officers   or   Employees  of  the

Corporation
other than those named above who may, in the name of the Corporation,  sign such instruments.


    SECTION   2.    EXECUTION  OF INSTRUMENTS GENERALLY.  Subject always to

the  specific direction of the Board  of  Directors,  the  President  shall execute  all  deeds and instruments of indebtedness made by the Corporation and all other written  contracts  and  agreements  to which the Corporation

shall be a party, in its name, attested by the Secretary.   The  Secretary,

when necessary required, shall affix the corporate seal thereto.


    SECTION  3.   PROXIES.  The President and the Secretary or an Assistant

Secretary  of  the  Corporation  or  by  any  other  person or persons duly authorized  by  the Board of Directors may execute and deliver  proxies  to vote with respect  to  shares  of  stock  of other corporations owned by or standing in the name of the Corporation from  time to time on behalf of the

Corporation.


                          ARTICLE VIII

                          CAPITAL STOCK


    SECTION  1.   CERTIFICATES OF STOCK.  Every  holder  of  stock  in  the

Corporation  shall be entitled to have a certificate, signed in the name of the Corporation  by  the President and by the Secretary of the Corporation,

certifying the number of shares owned by that person in the Corporation.

    Certificates of stock  shall be in such form as shall, in conformity to law, be prescribed from time to time by the Board of Directors.

    SECTION  2.   TRANSFER OF  STOCK.   Shares  of stock of the Corporation

shall only be transferred on the books of the Corporation  by the holder of record  thereof  or  by  his  attorney  duly  authorized  in writing,  upon surrender  to the Corporation of the certificates for such shares  endorsed

by  the  appropriate   person   or  persons,  with  such  evidence  of  the

authenticity of such endorsement, transfer, authorization and other matters as the Corporation may reasonably  require.  Surrendered certificates shall be  canceled and shall be attached to  their  proper  stubs  in  the  stock certificate book.


    SECTION   3.   RIGHTS OF CORPORATION WITH RESPECT TO REGISTERED OWNERS.

Prior to the surrender to the Corporation of the certificates for shares of stock with a request to record the transfer of such shares, the Corporation may treat the registered owner as the person entitled to receive dividends,

to vote, to receive notifications, and otherwise to exercise all the rights and powers of an owner.


    SECTION  4.    CLOSING STOCK TRANSFER BOOK.  The Board of Directors may

close the Stock Transfer Book of the Corporation for a period not exceeding fifty (50) days preceding the date of any meeting of Stockholders, the date for payment of any dividend, the date for the allotment of rights, the date when any change, conversion  or  exchange  of  capital  stock shall go into effect or for a period of not exceeding fifty (50) days in  connection with obtaining the consent of Stockholders for any purpose.  However, in lieu of closing the Stock Transfer Book, the Board of Directors may in  advance fix a date, not exceeding fifty (50) days preceding the date of any meeting  of

Stockholders,  the  date  for the payment of any dividend, the date for the allotment of rights, the date  when any change or conversion or exchange of capital stock shall go into effect,  or a date in connection with obtaining such consent, as a record date for the  determination  of  the Stockholders entitled to notice of, and to vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend, or to any such allotment of rights, or to exercise  the rights in respect of any such change, conversion or exchange of capital stock,  or to give such consent. In such case such Stockholders of record on the date  so fixed,  and only such Stockholders shall be entitled to such notice of, and to vote at, such meeting and any adjournment thereof, or to receive payment of such dividend,  or  to  receive such allotment of rights, or to exercise such rights, or to give such  consent,  as the case may be, notwithstanding any transfer of any stock on the books of  the  Corporation  after any such record date fixed as aforesaid.


    SECTION  5.   LOST, DESTROYED AND STOLEN CERTIFICATES.  The Corporation

may  issue  a  new  certificate  of  shares  of  stock in the place of  any certificate theretofore issued and alleged to have  been lost, destroyed or

stolen.   However, the Board of Directors may require  the  owner  of  such lost, destroyed or stolen certificate or his legal representative, to:  (a)

request a new certificate before the Corporation has notice that the shares have been acquired by a bona fide purchaser; (b) furnish an affidavit as to such loss, theft or destruction; (c) file with the Corporation a sufficient

indemnity  bond;   or  (d)  satisfy  such  other  reasonable  requirements,

including evidence of such loss, destruction, or theft as may be imposed by the Corporation.

                           ARTICLE IX

                            DIVIDENDS



    SECTION  1.   SOURCES  OF DIVIDENDS.  The Directors of the Corporation,

subject to the Colorado Business  Corporation  Act,  may  declare  and  pay dividends upon the shares of the capital stock of the Corporation.

    SECTION   2.    RESERVES.   Before  the  payment  of  any dividend, the

Directors of the Corporation may set apart out of any of the  funds  of the

Corporation  available  for  dividends a reserve or reserves for any proper purpose, and the Directors may  abolish  any  such reserve in the manner in which it was created.


    SECTION  3.   RELIANCE ON CORPORATE RECORDS.   A Director in relying in

good  faith  upon  the  books of account of the Corporation  or  statements prepared by any of its officials  as to the value and amount of the assets,

liabilities,  and  net  profits of the  Corporation,  or  any  other  facts pertinent to the existence  and amount of surplus or other funds from which dividends might properly be declared and paid shall be fully protected.


    SECTION  4.   MANNER OF PAYMENT.   Dividends  may  be  paid in cash, in

property, or in shares of the capital stock of the Corporation.


                            ARTICLE X

                      SEAL AND FISCAL YEAR


    SECTION  1.   SEAL.  The corporate seal, subject to alteration  by  the

Board  of  Directors, shall be in the form of a circle, shall bear the name of the Corporation,  and shall indicate its formation under the laws of the

State of Colorado and  the year of incorporation.  Such seal may be used by causing it or a facsimile  thereof  to  be impressed, affixed, or otherwise reproduced.


    SECTION  2.   FISCAL YEAR.  The Board  of  Directors shall, in its sole

discretion, designate a fiscal year for the Corporation.

                           ARTICLE XI

                           AMENDMENTS


    Except as may otherwise be provided herein,  a  majority  vote  of  the whole Board of Directors at any meeting of the Board shall be sufficient to amend or repeal these Bylaws.


                           ARTICLE XII

            INDEMNIFICATION OF OFFICERS AND DIRECTORS


    SECTION   1.    EXCULPATION.  No Director or Officer of the Corporation

shall be liable for the  acts, defaults, or omissions of any other Director or Officer, or for any loss  sustained  by the Corporation, unless the same has resulted from his own willful misconduct,  willful  neglect,  or  gross negligence.


    SECTION   2.    INDEMNIFICATION.   Each  Director  and  Officer  of the

Corporation and each person who shall serve at the Corporation's request as a director or officer of another corporation in which the Corporation  owns shares  of  capital stock or of which it is a creditor shall be indemnified by the Corporation  against  all reasonable costs, expenses and liabilities

(including reasonable attorneys' fees) actually and necessarily incurred by or  imposed upon him in connection  with,  or  resulting  from  any  claim,

action,  suit,  proceeding, investigation, or inquiry of whatever nature in which he may be involved  as a party or otherwise by reason of his being or having been a Director or Officer  of  the  Corporation or such director or officer of such other corporation, whether or  not  he  continues  to  be a

Director  or  Officer  of  the Corporation or a director or officer of such other corporation, at the time  of  the  incurring  or  imposition  of such costs,  expenses  or liabilities, except in relation to matters as to which he shall be finally
adjudged in such action,  suit, proceeding, investigation, or inquiry to be liable for willful misconduct,  willful neglect, or gross negligence toward or on behalf of the Corporation in  the  performance  of his duties as such

Director or Officer of the Corporation or as such director  or  officer  of

such  other  corporation.   As  to whether or not a Director or Officer was

liable  by  reason  of  willful  misconduct,   willful  neglect,  or  gross

negligence toward or on behalf of the Corporation in the performance of his duties as such Director or Officer of the Corporation  or  as such director or  officer  of  such  other  corporation,  in  the  absence of such  final adjudication of the existence of such liability, the Board of Directors and each  Director  and  Officer  may  conclusively  rely  upon an  opinion  of independent  legal counsel selected by or in the manner designated  by  the

Board of Directors.   The  foregoing  right  to indemnification shall be in

addition to and not in limitation of all other rights which such person may be entitled as a matter of law, and shall inure to the benefit of the legal representatives of such person.


    SECTION  3.   LIABILITY INSURANCE.  The Corporation  may  purchase  and

maintain  insurance  on  behalf  of  any  person  who is or was a director,

officer, employee or agent of the Corporation or who  is  or was serving at the request of the Corporation as a director, officer, employee or agent of another  corporation,  partnership,  joint venture, trust, association,  or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out  of  his status as such, whether or not he is indemnified against such liability by this Article XII.